Exhibit 96.1

HENDERSON/UNION RESOURCES

SEC S-K 1300

TECHNICAL REPORT SUMMARY

PREPARED FOR

Alliance Resource Properties, LLC

1146 Monarch Street

Suite 350

Lexington, Kentucky 40513

FEBURARY 2024

HENDERSON/UNION RESOURCES

SEC S-K 1300

TECHNICAL REPORT SUMMARY

PREPARED BY

RESPEC

146 East Third Street

Lexington, Kentucky 40508

PREPARED FOR

Alliance Resource Properties, LLC

1146 Monarch Street

Suite 350

Lexington, Kentucky 40513

FEBURARY 2024

Project Number M0062.21001

TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY			1
	1.1	PROPERTY DESCRIPTION		1
	1.2	GEOLOGY AND MINERALIZATION		1
	1.3	STATUS OF EXPLORATION		1
	1.4	MINERAL RESOURCE ESTIMATES		1
	1.5	PERMITTING REQUIREMENTS		2
	1.6	QUALIFIED PERSON’S CONCLUSIONS AND RECOMMENDATIONS		2
2.0	INTRODUCTION			3
	2.1	ISSUER OF REPORT		3
	2.2	TERMS OF REFERENCE AND PURPOSE		3
	2.3	SOURCES OF INFORMATION		3
	2.4	PERSONAL INSPECTION		3
3.0	PROPERTY DESCRIPTION			5
	3.1	PROPERTY DESCRIPTION AND LOCATION		5
	3.2	MINERAL RIGHTS		7
	3.3	SIGNIFICANT ENCUMBRANCES OR RISKS TO PERFORM WORK ON PERMITS		7
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			9
	4.1	TOPOGRAPHY AND VEGETATION		9
	4.2	ACCESSIBILITY AND LOCAL RESOURCES		9
	4.3	CLIMATE		10
	4.4	INFRASTRUCTURE		10
5.0	HISTORY			11
	5.1	PRIOR OWNERSHIP		11
	5.2	EXPLORATION HISTORY		11
		5.2.1	West Kentucky No. 11 Seam	11
		5.2.2	West Kentucky No. 7 Seam	11
		5.2.3	West Kentucky No. 6 Seam	12
6.0	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT			13
	6.1	REGIONAL GEOLOGY		13
	6.2	LOCAL GEOLOGY		14
		6.2.1	West Kentucky No. 11 Seam	14
		6.2.2	West Kentucky No. 7 Seam	15
		6.2.3	West Kentucky No. 6 Seam	15
	6.3	PROPERTY GEOLOGY AND MINERALIZATION		18
	6.4	STRATIGRAPHY		18
		6.4.1	Carbondale Formation	18
7.0	EXPLORATION			19
	7.1	DRILLING EXPLORATION		19

i

	7.2	HYDROGEOLOGIC INVESTIGATIONS		19
	7.3	Geotechnical Information		20
8.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			21
	8.1	SAMPLE PREPARATION AND ANALYSIS		21
	8.2	QUALITY CONTROL/QUALITY ASSURANCE (QA/QC)		22
	8.3	OPINION OF THE QUALIFIED PERSON ON ADEQUACY OF SAMPLE PREPARATION		22
9.0	DATA VERIFICATION			23
	9.1	SOURCE MATERIAL		23
	9.2	OPINION OF THE QUALIFIED PERSON ON DATA ADEQUACY		23
10.0	MINERAL PROCESSING AND METALLURGICAL TESTING			24
	10.1	ANALYTICAL PROCEDURES		24
	10.2	REPRESENTATIVE SAMPLES		24
	10.3	TESTING LABORATORIES		24
	10.4	OPINION OF QUALIFIED PERSON ON DATA ADEQUACY		24
11.0	MINERAL RESOURCE ESTIMATES			25
	11.1	DEFINITIONS		25
	11.2	LIMITING FACTORS IN RESOURCE DETERMINATION		25
		11.2.1	Mineable Thickness	25
		11.2.2	Marketable Quality	26
		11.2.3	Government and Social Approval	27
	11.3	CLASSIFICATION RESOURCES		27
		11.3.1	Classification Criteria	27
		11.3.2	Use of Supplemental Data	27
	11.4	ESTIMATION OF RESOURCES		28
	11.5	OPINION OF QUALIFIED PERSON		29
12.0	MINERAL RESERVES ESTIMATES			31
13.0	MINING METHODS			31
14.0	PROCESSING AND RECOVERY METHODS			31
15.0	INFRASTRUCTURE			31
16.0	MARKET STUDIES			31
17.0	ENVIRONMENTAL			31
18.0	CAPITAL AND OPERATING COSTS			31
19.0	ECONOMIC ANALYSIS			31
20.0	ADJACENT PROPERTIES			32
	20.1	WEST KENTUCKY NO. 11 SEAM		32
	20.2	WEST KENTUCKY NO. 7 SEAM		32
	20.3	WEST KENTUCKY NO. 6 SEAM		32

21.0	OTHER RELEVANT DATA AND INFORMATION		33
22.0	INTERPRETATION AND CONCLUSIONS		34
	22.1	INTERPRETATIONS AND CONCLUSIONS	34
	22.2	RISKS AND UNCERTAINTIES	34
23.0	RECOMMENDATIONS		35
24.0	REFERENCES		36
25.0	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT		37
APPENDIX A RESOURCE MAP			A-1

LIST OF TABLES

LIST OF FIGURES

v

1.0 EXECUTIVE SUMMARY

1.1PROPERTY DESCRIPTION

Alliance Resource Properties, LLC (ARP) has mineral interests in over 104,000 gross acres of coal resources in Union and Henderson Counties, Kentucky. The property is controlled through both fee ownership and leases of the coal. Surface facilities are controlled through ownership or lease.

1.2GEOLOGY AND MINERALIZATION

The West Kentucky No.6 seam (WKY6), West Kentucky No.7 seam (WKY7), and the West Kentucky No.11 seam (WKY11) are located in the Illinois Basin, more specifically the southeastern flank of the Illinois Basin. The Illinois Basin is an interior cratonic basin that formed from numerous subsidence and uplift events. The Illinois Basin extends approximately 80,000 square miles, covering Illinois, southern Indiana, and western Kentucky. The primary coal-bearing strata is of Carboniferous age in the Pennsylvanian system.

1.3STATUS OF EXPLORATION

The Henderson Union Resources (HUR) have been extensively explored through drilling conducted by several companies. Drilling records are the primary dataset used in the evaluation of the reserve. Drill records have been compiled into a geologic database which includes location, elevation, detailed lithologic information, and coal quality data.

1.4MINERAL RESOURCE ESTIMATES

This information is used to generate geologic models that identify potential adverse mining conditions, define areas of thinning or thickening coal, and predict coal quality for marketing purposes. This information is used to create a resource model using Carlson’s Geology module, part of an established software suite for the mining industry. In addition to coal thickness and quality data, seam recovery is modeled. Classification of the resources is based on distances from drill data. Carlson then estimates in-place tonnages, qualities, and average seam recovery within a set of polygons. These polygons are the result of the intersection of polygons outlining property boundaries, adverse mining conditions, and resource classification boundaries. These results are exported to a database which then applies the appropriate percent ownership, mine recovery and seam recovery. Table 1-1 is a summary of the coal resources. None of the resources are converted to reserves.

Table 1-1. Summary of Controlled Coal Resources Estimates as of December 31, 2023

Seam	Controlled Recoverable (1,000 tons)
WKY11	93,620
WKY7	170,184
WKY6	148,924
Total Measured, Indicated & Inferred	412,728

1.5PERMITTING REQUIREMENTS

The Kentucky Department of Natural Resources (KYDNR), Division of Mine Permits (DMP) is responsible for review and issuance of all permits relative to coal mining and reclamation activities, and financial assurance of comprehensive environmental protection performance standards related to surface and underground coal mining operations. In conjunction with the KYDNR coal mining permit, the Clean Air Act and Clean Water Act laws and regulations are administered by the Kentucky Department of Environmental Protection (KYDEP). KYDEP is responsible for permit issuance and compliance monitoring for all activities which have the potential to impact air or water quality.

1.6QUALIFIED PERSON’S CONCLUSIONS AND RECOMMENDATIONS

It is the Qualified Person’s (QP) opinion the risk of this resource is low. There is little risk of material impact to the resource estimates. Access to the HUR is available from an active operation or through the redevelopment of inactive mine sites. Mining practices are well established.

2.0 INTRODUCTION

2.1ISSUER OF REPORT

ARP has retained RESPEC Company, LLC (RESPEC) to prepare this Technical Report Summary (TRS) for the Henderson/Union Resource (HUR).

2.2TERMS OF REFERENCE AND PURPOSE

The purpose of this TRS is to support the disclosure in the annual report on Form 10-K of Alliance Resource Partners, L.P. (ARLP 10-K) of Mineral Resource and Mineral Reserve estimates for the HUR as of 12/31/2023. This report is intended to fulfill 17 Code of Federal Regulations (CFR) §229, “Standard Instructions for Filing Forms Under Securities Act of 1933, Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975 – Regulation S-K,” subsection 1300, “Disclosure by Registrants Engaged in Mining Operations.” The mineral resource and mineral reserve estimates presented herein are classified according to 17 CFR§229.133 – Item (1300) Definitions.

Unless otherwise stated, all measurements are reported in U.S. imperial units and currency in U.S. dollars ($).

This TRS for the HUR was prepared by RESPEC and updates the TRS for the HUR dated July 2022, which updated the TRS for the HUR dated February 2022.

2.3SOURCES OF INFORMATION

During the preparation of the TRS, discussions were had with several Alliance personnel.

The following information was provided by ARP and Alliance:

/	Property History
/	Property Data
/	Laboratory Protocols
/	Sampling Protocols
/	Mining Methods
/	Processing and Recovery Methods

2.4PERSONAL INSPECTION

No site visit was performed specifically regarding this report. However, the RESPEC QP is familiar with this resource area. The QP has been to several of the facilities multiple times for permitting projects related to the refuse plans, pond modifications, and slurry injection. The QP has visited the facilities associated with UC Processing. The QP generated an estimate of mine closure costs to determine the reclamation bond amount for those facilities. These facilities were inactive at the time of the last site visit. The QP has also been on-site at the UC Mining portal and the River View facilities that overlie the resource. The UC Mining portal site is currently active for the development of the Henderson County mine. The QP has not conducted a site visit of the Hamilton facilities associated with this resource. However, the QP is familiar with this resource area and the Hamilton facilities are not critical in the designation of these coal seams as resources.

3.0 PROPERTY DESCRIPTION

3.1PROPERTY DESCRIPTION AND LOCATION

The HUR is located in Henderson and Union counties, Kentucky. HUR has full or partial control of over 1,380 tracts encompassing over 104,000 gross acres. Though there is a geographic overlap with the existing River View operation, the resources are associated with different coal seams (WKY7 and WKY6) or, if the same seam, (which occurs in the WKY11), separated by old works and geologic features into distinct areas. Though separated by old works, the West Kentucky No.9 resources previously included in the HUR have been designated for development as part of the existing River View operation as the Henderson County mine and will share preparation and loadout facilities. Both TRS’s have been updated and there is no overlap in the resource / reserve estimation. General locations for each resource area are:

West Kentucky No.11 Seam (WKY11)

/	Hamilton 1 Area: 37°44’02” N, -88°02’00” W
/	Hamilton 2 Area: 37°41’25” N, -87°57’08” W
/	Corydon Area: 37°42’54” N, -87°46’13” W

West Kentucky No.7 Seam (WKY7)

/	37°44’56” N, -87°56’17” W

West Kentucky No.6 Seam (WKY6)

/	37°47’20” N, -87°44’16” W

Figure 3-1 shows the general location of the HUR.

0
20000
40000
Feet
HCM = Henderson County Mine
POSEY
INDIANA
KENTUCKY
VANDERBURGH
HENDERSON
GALLATIN
RIVER VIEW LOADOUT
UC PROCESSING LOADOUT
HAMILTON 1 LOADOUT
UNIONTOWN
RIVER VIEW PREP PLANT
RIVER VIEW SLOPE/PORTAL
UC MINING SITE, HCM SLOPE
HAMILTON 1 SITE
RIVER VIEW PORTAL
CORYDON
HENDERSON
ILLINOIS
KENTUCKY
HAMILTON 2 SITE
HCM PORTAL 1
MORGANFIELD
UC PROCESSING SITE
ROBARDS
UNION
WEBSTER
SEBREE
MAJOR HIGHWAY
ACTIVE RAILROAD
OVERLAND CONVEYOR
RESOURCE BOUNDARY
HENDERSON / UNION
RESOURCE AREA
GENERAL LOCATION MAP

Figure 3-1. General Location Map

3.2MINERAL RIGHTS

Through a series of transactions in 2009, ARP acquired a significant portion of the HUR from affiliated companies consisting of owned and leased coal interests. Since that time, ARP has acquired significant additional coal properties and coal leases in Union and Henderson Counties from various companies and individuals. A portion of these properties represent the reserves for the River View Complex (RVC). The rest are held in the HUR for future development.

The HUR are currently not assigned to an operation and are held at ARP through a mixture of fee ownership and leases. The base leases are with private owners and generally provide for a term that can be extended until exhaustion of the leased coal. The resource tonnages are adjusted to the percentage controlled for the tracts that ARP owns or leases less than 100%.

3.3SIGNIFICANT ENCUMBRANCES OR RISKS TO PERFORM WORK ON PERMITS

ARLP’s revolving credit facility is secured by, among other things, liens against certain HUR surface properties, coal leases and owned coal. Documentation of such liens is of record in the Office of Union County and Henderson County clerks. Refer to the ARLP 10-K "Item [8.] Financial Statements and Supplementary Data—Note 8 – Long-term Debt" for more information on the revolving credit facility.

The Kentucky Department of Natural Resources (KYDNR), Division of Mine Permits (DMP) is responsible for review and issuance of all permits relative to coal mining and reclamation activities, and financial assurance of comprehensive environmental protection performance standards related to surface and underground coal mining operations. In conjunction with the KYDNR coal mining permit, the Clean Air Act and Clean Water Act laws and regulations are administered by the Kentucky Department of Environmental Protection (KYDEP). KYDEP is responsible for permit issuance and compliance monitoring for all activities which have the potential to impact air or water quality.

Most applicable permits for underground mining, coal preparation and related facilities, and other incidental activities have been obtained and remain in good standing. A significant portion of the HUR is currently permitted by various operating subsidiaries of Alliance Coal, LLC. Permits are held by River View Coal, LLC, Rough Creek Mining, LLC, UC Mining, LLC, and UC Processing, LLC. Multiple mining permits held by the various entities include mining in the WKY11. While the WKY6 and WKY7 are not currently permitted, these coal seams can be added to the existing permits via revision(s). Further, the existing permits can be revised to include additional mining areas in the WKY11. Permit revisions to add the unpermitted seams as well as expansion of currently permitted seams historically have been obtained in a timely manner.

Surface effects necessary for resource extraction are currently permitted at the various mining sites. These permits include facilities such as a preparation plant, conveyors, access roads, water control structures, refuse disposal facilities, mine access portals, and other appurtenances necessary for each site. Existing infrastructure, including waste disposal, is adequate for the initial development of the HUR. Expanded mining activities would necessarily require additional surface disturbance. The existing permits may require revision to allow additional surface impacts.

Expansion of a permit may require a water user inventory and additional baseline groundwater and/or surface water sampling. If required, these items are typically completed through the permitting process. Permit expansions that include additional surface disturbance may require additional bonds to be posted with the appropriate regulatory authority.

Permit expansion or revision may require additional water discharge points. This will require a permit modification to any existing KPDES permit(s). The addition of any coal preparation, conveyors, or roads may require a permit modification to any existing DAQ permit(s).

4.0ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1TOPOGRAPHY AND VEGETATION

The HUR is located in the Green River – Southern Wabash Lowlands physiographic region of Kentucky per USEPA. This region is unglaciated, consisting of broad, nearly level bottomlands and low hills. It is drained by meandering, low gradient streams and rivers with wide floodplains. The possible surface facilities and access points are located to the west-southwest of Henderson, KY, and to the south of the Ohio River. The elevation ranges across the HUR area between about 340 and 640 feet above mean sea level. The vegetation across the HUR area consists primarily of cropland, with some pastureland and woodland.

4.2ACCESSIBILITY AND LOCAL RESOURCES

The HUR contains resources in three coal seams: WKY6, WKY7, and WKY11.

For the WKY6, the coal seam can be developed within the boundary of inactive facilities held by UC Mining (UCM). UCM (37°44’24” N, -87°46’08” W) is located at 530 French Rd, Waverly, KY 42462. It is accessible from Henderson, KY, via US-60 to Coburn Ln to French Rd, or from Waverly, KY, via US-60 to Hwy-760 to Coburn Ln to French Rd. Interstate 69 is a major transportation artery passing through Henderson, KY, about 13.6 miles due east of UCM. At its closest point, the Ohio River lies about 7.9 miles to the northeast of UCM. The nearest FAA-designated commercial service airport is Evansville Regional Airport (EVV) located about 25 miles to the northeast of UCM across the Ohio River in Evansville, IN.

For the WKY7, the coal seam can be developed at the active facilities of the RVM (37°44’35” N, -87°53’19” W). It is accessible from Henderson, KY, via US-60 to KY-1180/KY-359 to KY-1179, or from Uniontown, KY, via KY-130 to KY-141 to KY-1179. Interstate 69 is a major transportation artery passing through Henderson, KY, about 20 miles due east of RVM. At its closest point, the Ohio River lies about 3.8 miles to the northeast. The nearest FAA-designated commercial service airport is Evansville Regional Airport (EVV) located about 29 miles to the northeast of RVM (Portal 1) across the Ohio River in Evansville, IN.

For the Hamilton 1 area of the WKY11, the coal seam can be developed at the inactive facilities of the Hamilton 1 Mine (H1M). H1M (37°43’34” N, -88°02’16” W) is located at 393 Hamilton Mine Rd, Morganfield, KY 42437. It is accessible from Uniontown, KY, via KY-360 to Minerva Limp Rd to Hite Speece Rd to Hamilton Mine Rd, or from Morganfield, KY, via KY-56 to KY-360 to Hwy 871 to Hite Speece Rd to Hamilton Mine Rd. Interstate 69 is a major transportation artery passing through Henderson, KY, about 28 miles due east of H1M. At its closest point, the Ohio River lies about 1.3 miles to the northwest of H1M, passing by Henderson, KY, and Uniontown, KY. The nearest FAA-designated commercial service airport is Evansville Regional Airport (EVV) located about 37 miles to the northeast of H1M across the Ohio River in Evansville, IN.

For the Hamilton 2 area of the WKY11, the coal seam can be developed at the inactive facilities of the Hamilton 2 Mine (H2M). H2M (37°41’44” N, -88°00’24” W) is located at 651 KY-360, Morganfield, KY 42437. It is accessible from Uniontown, KY, via KY-360, or from Morganfield, KY, via KY-56 to KY-360. Interstate 69 is a major transportation artery passing through Henderson, KY, about 27 miles due east of H2M. At its closest point, the Ohio River lies about 4.0 miles to the northwest of H2M, passing by Henderson, KY, and Uniontown, KY. The nearest FAA-designated commercial service airport is Evansville Regional Airport (EVV) located about 36 miles to the northeast of H2M across the Ohio River in Evansville, IN.

For the Corydon area of the WKY11, the coal seam can be developed at the inactive facilities at UCM. UCM (37°44’24” N, -87°46’08” W) is located at 530 French Rd, Waverly, KY 42462. It is accessible from Henderson, KY, via US-60 to Coburn Ln to French Rd, or from Waverly, KY, via US-60 to Hwy-760 to Coburn Ln to French Rd. Interstate 69 is a major transportation artery passing through Henderson, KY, about 13.6 miles due east of UCM. At its closest point, the Ohio River lies about 7.9 miles to the northeast of UCM, passing by Henderson, KY, and Uniontown, KY. The nearest FAA-designated commercial service airport is Evansville Regional Airport (EVV) located about 25 miles to the northeast of UCM across the Ohio River in Evansville, IN.

4.3CLIMATE

The HUR and surrounding Henderson, KY, area has four distinct seasons with average annual precipitation of 44.8 inches according to U.S. Climate Data. The average annual high temperature is 67°F and the average annual low temperature is 47°F. The average annual snowfall is 13 inches. The climate of the area would have little to no effect on possible underground and surface facilities. The mine facilities in this area have the ability to work year-round.

4.4INFRASTRUCTURE

The various mine sites that can be modified or redeveloped to access the HUR have the ability to source potable water from local water districts in the area, such as the Henderson County Water District and the Union County Water District. These facilities will have the ability to source water for underground operations from underground collection sources and other natural groundwater sources. Water used for coal processing on the surface can be sourced from the Ohio River. The present electricity providers in the area include Kenergy Corporation and Kentucky Utilities Company (KU). Employment in the area is competitive. However, RVC has been able to attract a mixture of skilled and unskilled labor with its competitive pay package and benefits and we expect new operations in the area will have the same ability to attract labor. We expect mine personnel will primarily come from the surrounding Kentucky counties of Union, Henderson, and Webster. Some mine personnel may come from southern Illinois counties just across the Ohio River. The city of Henderson, KY, lies to the east-northeast of the HUR. Its population is 27,981 according to the 2020 U.S. Census, making it the 10th most populous city in Kentucky. Henderson is the county seat of Henderson County, KY and is considered part of the Evansville Metropolitan Area. Most supplies can be trucked to any of the new mine facilities from regional vendors.

5.0	HISTORY

5.1PRIOR OWNERSHIP

Island Creek Coal Company (ICCC), currently a subsidiary of CONSOL Energy Inc. (CONSOL), operated mines in the area and previously controlled a portion of the property. Under a joint venture with CONSOL, Texas Gas also controlled a large interest in the mineral rights. Peabody Energy Corporation and its successor, Patriot Coal Corporation (Peabody-Patriot), operated the Camp Complex (WKY11) and Highland #11 (WKY11) mine in the area and previously controlled a portion of the resources. ICCC operated the Ohio #11 (WKY11).

5.2EXPLORATION HISTORY

5.2.1WEST KENTUCKY NO. 11 SEAM

Approximately 640 exploration holes penetrate the WKY11 within and adjacent to the HUR area to assess thickness, quality, and mineability of the seam. In general, holes are cased through the alluvium, rotary drilled to an interval above the coal seam, and then cored to collect roof, coal, and floor samples. Most cores range from approximately 3 to 4 inches in diameter. Coal quality was analyzed on over 130 holes in the WKY11. Some later holes included geophysical logs to verify core thicknesses and strata in rotary intervals. ICCC and CONSOL drilled about 180 holes in the area from 1950 to 1997. Quality was analyzed for around 50% of the holes and the U-series has geophysical logs after 1986. Peabody-Patriot drilled over 380 holes intersecting the WKY11. Coal quality was analyzed on 40 holes, and some have geophysical logs. About 60 other holes were drilled by miscellaneous companies within the area which provide similar information as described above. River View has drilled 18 holes on the property to supplement the historical data. Over 50 oil and gas well geophysical logs have been interpreted to supplement the exploration information. The drilling and resultant geological data show a highly consistent coal seam of mineable thickness and quality for the thermal utility market.

5.2.2WEST KENTUCKY NO. 7 SEAM

Over 170 exploration holes penetrate the WKY7 within and adjacent to the HUR area to assess thickness, quality, and mineability of the seam. In general, holes are cased through the alluvium, rotary drilled to an interval above the coal seam, and then cored to collect roof, coal, and floor samples. Most cores range from approximately 3 to 4 inches in diameter. Coal quality was analyzed on over 100 holes in the WKY7. Some holes include geophysical logs which verify core thicknesses and strata in rotary intervals. ICCC and CONSOL drilled about 140 holes in the area from 1950 to 1997. Coal quality was analyzed for approximately 75% of the holes and there are geophysical logs for the holes drilled after 1986. About 20 holes were drilled by miscellaneous companies within the area which provide similar information as described above. River View has drilled 14 holes on the property to supplement the historical data. Over 130 oil/gas well geophysical logs have been interpreted to supplement the exploration information. The drilling and resultant geologic data show a highly consistent coal seam of mineable thickness and quality for the thermal utility market.

5.2.3WEST KENTUCKY NO. 6 SEAM

Over 80 exploration holes penetrate the WKY6 within and adjacent to the HUR area to assess thickness, quality, and mineability of the seam. In general, holes are cased through the alluvium, rotary drilled to an interval above the coal seam, and then cored to collect roof, coal, and floor samples. Most cores range from approximately 3 to 4 inches in diameter. Coal quality was analyzed on about 60 holes in the WKY6. Some holes included geophysical logs which verify core thicknesses and strata in rotary intervals. ICCC and CONSOL drilled about 25 holes in the area from 1950 to 1997. Coal quality was analyzed for approximately 70% of the holes and there are geophysical logs for the holes drilled after 1986. Peabody-Patriot drilled over 25 holes intersecting the WKY6. Quality was analyzed on over 20 holes in these series, and some have geophysical logs. About 30 holes were drilled by miscellaneous companies within the area which provide similar information as described above. Over 70 oil/gas well geophysical logs have been interpreted to supplement the exploration information. The drilling and resultant geologic data show a highly consistent coal seam of mineable thickness and quality for the thermal utility market.

See Appendix A for a map showing all drill hole locations.

6.0GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

6.1REGIONAL GEOLOGY

The HUR includes the WKY11, WKY7 and WKY6 seams located in the Illinois Basin, more specifically the southeastern flank of the Illinois Basin. The WKY11 correlates regionally to the Herrin No.6 seam, the WKY7 to the Dekoven seam, and the WKY6 to the Davis seam.

The Illinois Basin is an interior cratonic basin that formed from numerous subsidence and uplift events. The Illinois Basin extends approximately 80,000 square miles, covering Illinois, southern Indiana and western Kentucky.

Primary coal-bearing strata, including the WKY11, WKY7 and WKY6 are in formations of Pennsylvanian aged rocks, which were deposited about 325 to 290 million years ago. The Pennsylvanian System is characterized by many vertical changes in lithology. There are over five hundred distinct beds of shale, sandstone, sandy shale, limestone, and coal in the Pennsylvanian System in Illinois. Many beds are laterally extensive and can be correlated across much of the Illinois Basin because of their position in relation to distinct marker beds, such as coals and limestones.

Pennsylvanian rocks in the region consist of shale, sandstone, siltstone, coal, and limestone, and are largely alluvial or deltaic in origin. Sandstones and siltstones make up between 50 and 80 percent of the coal-bearing sequence, while shales make up between 20 and 40 percent.

The Carbondale formation, which is not defined in a particular Group, accounts for just a quarter of the rocks in the Pennsylvanian System in Kentucky. However, the Carbondale formation contains more than two-thirds of the coal resources in the state.

See Figure 6-1 for a stratigraphic column.

INDIANA (Shaver and others, 1986; Jacobson and others, 1985)		**ILLINOIS** (Kosanke and others, 1960; Jacobson and others, 1985)		**KENTUCKY** (Williams and others, 1982; Jacobson and others, 1985)	**KENTUCKY–ILLINOIS AGREEMENT**	
Group	Formation	Group	Formation	Formation	Group	Formation
McLEANSBORO	MATTOON *Millersville Ls.*	McLEANSBORO	MATTOON *Millersville Ls.*	STURGIS	McLEANSBORO	MATTOON
	BOND *Shoal Creek/ Carthage Ls.*		BOND *Shoal Creek/ Carthage Ls.*			*Livingston Ls.* BOND *Carthage Ls.*
	PATOKA		MODESTO			PATOKA
	W. Franklin Ls. SHELBURN *Danville (No. VII) Coal*		*Danville No. 7 Coal*			*W. Franklin Ls.* SHELBURN *Providence Ls.*
CARBONDALE	DUGGER	KEWANEE	CARBONDALE	*Herrin (No. 11) coal* CARBONDALE		CARBONDALE
	Springfield (No. V) Coal PETERSBURG					
	Survant (No. IV) Coal LINTON		*Colchester (No. 2) Coal*	*Davis (No. 6) coal*		*Davis coal*
RACCOON CREEK	*Seelyville (No. III) Coal* STAUNTON		SPOON	TRADEWATER	RACCOON CREEK	TRADEWATER
	Minshall Coal BRAZIL *Lower Block Coal*	McCORMICK	*Murray Bluff/ Bernadette Ss.* ABBOTT	*Bell (No. 1b) coal*		*Bell coal*
	MANSFIELD		*Pounds Ss.* CASEYVILLE	CASEYVILLE		*Pounds Ss.* CASEYVILLE

Figure 6-1. Generalized Stratigraphic Column of Pennsylvanian Rocks in Kentucky

6.2LOCAL GEOLOGY

6.2.1WEST KENTUCKY NO. 11 SEAM

The immediate roof over the WKY11 reserve is a dark gray to black fossiliferous shale that averages about 0.5 feet thick, commonly called “gob”. Above the gob is the Providence Limestone. This

limestone varies in thickness from zero to seven feet; but typically, is three to four feet thick. The West Kentucky No.12 (WKY12) seam occurs sporadically throughout the reserve above the Providence Limestone. The Providence Limestone and WKY12 are overlain by a silty gray shale of variable thickness and the Anvil Rock Sandstone (Anvil Rock). The Anvil Rock is the primary aquifer in the region. This sandstone is known to scour into the WKY11 immediate roof and in localized areas the WKY11. When this occurs water from the Anvil Rock may be released into the mine. Mining is avoided in areas where the Anvil Rock is within five feet of the WKY11. The floor of the WKY11 is predominantly a fireclay underlain by a limey claystone.

6.2.2WEST KENTUCKY NO. 7 SEAM

The WKY7 immediate roof varies between carbonaceous black shale, gray shale, or sandy shale. The immediate roof is overlain by sandstone, which can locally scour into the seam. The floor is generally a dark gray, silty claystone that is underlain by a sandy shale containing limestone nodules. In some areas of the WKY7, the claystone-shale immediate floor is replaced by sandstone.

6.2.3WEST KENTUCKY NO. 6 SEAM

The immediate roof for the WKY6 seam is typically a carbonaceous black shale ranging between one to two feet thick. Above this black shale is a dark gray shale with siderite nodules or a silty gray shale. The immediate floor is normally a sandy claystone.

See Figure 6-1 for a stratigraphic column and Figures 6-2 and 6-3 for geologic cross sections representing the local geology. See Appendix A for a plan view showing the locations of the cross sections.

ELEVATION (MSL)
RV-15-5
EL: 404.86
97UN294C
EL: 402.97
TH66
EL: 400.00
392C
EL: 391.90
189C
EL: 428.80
7P-19
EL: 379.04
NO 11
NO 9
NO 7
NO 6

OVERBURDEN
SANDSTONE
SHALE
FIRECLAY
BLACK SHALE
LIMESTONE
SANDY SHALE
COAL

NOTE:
ELEVATION SHOWN AT TOP OF GEOLOGIC COLUMN REPRESENTS COLLAR ELEVATION

HENDERSON / UNION
RESOURCE AREA

GEOLOGIC CROSS SECTION A-A'

HUR_XSC.dwg	February, 2022	MAP 1

Figure 6-2. Geological Cross-Section A-A’

ELEVATION (MSL)
TH54
EL: 351.00
TH33
EL: 360.00
TH66
EL: 400.00
386C-RL
EL: 436.50
630E
EL: 391.50
142874
EL: 443.00
NO 11
NO 9
NO 7
NO 6

OVERBURDEN
SANDSTONE
SHALE
FIRECLAY
BLACK SHALE
LIMESTONE
SANDY SHALE
COAL

NOTE:
ELEVATION SHOWN AT TOP OF GEOLOGIC COLUMN REPRESENTS COLLAR ELEVATION

HENDERSON / UNION

RESOURCE AREA

GEOLOGIC CROSS SECTION B-B'

HUR_XSC.dwg	February, 2022	MAP 2

Figure 6-3. Geological Cross-Section B-B’

6.3PROPERTY GEOLOGY AND MINERALIZATION

The HUR includes the WKY11, WKY7, and WKY6. The seams range between 100 and 800 feet in depth.

The HUR is bound to the north and west by the Ohio River and sets of northeast-southwest trending faults of the Rough Creek-Shawneetown system. The south is bound by previous mining and faulting. It is bound to the east by conditions related to the Anvil Rock sandstone (WKY11 only), as well as previous mining. In addition to these resource defining parameters, the WKY11, WKY7, and WKY6 resources are defined by areas where the coal is thin or absent. The coal-bearing strata dips gently to the north and east across the resource area.

The mineral deposit types in the HUR area are high volatile bituminous coal. The primary coal-bearing strata is of Carboniferous age, in the Pennsylvanian system.

The geologic model developed to explore the HUR is a bedded sedimentary deposit model. This is generally described as a continuous, non-complex, typical cyclothem sequence that follows a bedded sedimentary sequence. The geology continues to be verified as new data is received.

A stratigraphic column (Figure 6-1) and geologic cross sections (Figure 6-2 & Figure 6-3) representing the local geology, are included in this report.

6.4STRATIGRAPHY

6.4.1CARBONDALE FORMATION

The lower Carbondale Formation boundary is placed at the bottom of the Davis (WKY6) seam. When this coal is absent, the lower Carbondale is placed at the top of the Yeargins Limestone. The upper boundary is placed at the base of the Providence Limestone. Where this limestone is absent, it is placed at the top of the Herrin (WKY11) seam. The Carbondale Formation makes up about a quarter of the rocks in the Pennsylvanian System and contains two-thirds of the coal resources in Kentucky.

7.0 EXPLORATION

7.1DRILLING EXPLORATION

The HUR has been explored extensively through drilling and information gathered by previous companies. Drilling records are the primary dataset used in the evaluation of the resource. Drill records have been compiled into a geologic database which includes location, elevation, detailed lithologic data, and coal quality. This information is used to generate geologic models that identify potential adverse mining conditions, define areas of thinning or thickening coal, and predict coal quality for marketing purposes. The drilling density on the controlled property is sufficient to identify and predict geological trends within the resource area.

The geologic database is supplemented using oil and gas well data from the petroleum industry. Oil and gas well geophysical logs are acquired from the Kentucky Geological Survey. The most common geophysical log available is the induction log, which has the spontaneous potential curve and various resistivity and conductivity curves. These logs are beneficial in identifying sandstones, coals, and shales. Though less common, geophysical logs that have natural gamma, density and resistivity curves are available. These logs are identified in the geologic database as a “high quality” well. These logs provide more detail and differentiate the strata within the lithology in greater detail. Oil and gas well data are used to verify thickness, identify faulting, and delineate areas with adverse mining conditions.

Drilling on the property for the WKY11, WKY7, and WKY6 seams and has been conducted using industry standard methods by a third-party contractor or a company owned drill rig using qualified personnel. Drilling methods include continuous diamond coring, mud rotary, air rotary and spot coring. Spot coring is a method that uses either mud or air rotary drilling to reach a specific depth, usually twenty or thirty feet above the target seam. Once this depth is reached, the drill string is removed, and the rig sets up for core drilling. The core barrel is advanced to the bottom of the hole where coring commences. Core is advanced to about ten feet below the target seam. Once drilling is completed on a hole, a suite of geophysical parameters is collected for the entire borehole. Parameters such as naturally occurring gamma, resistivity, high resolution density and caliper data are collected. This information is used to verify the driller’s log and the geologist’s log, and to verify the thickness of the coal and core recovery. The geophysical log is helpful if core isn’t collected, such as when only rotary drilling is conducted. The information from the geophysical log is used to determine coal thickness and identify critical strata in the boring.

Continuous coring on the property is generally limited to locations where potential shafts, slopes or other critical infrastructure will be located. All core is described by a geologist, photographed for future reference, and stored until it is no longer needed.

7.2HYDROGEOLOGIC INVESTIGATIONS

The Kentucky Department of Natural Resources (KDNR), Department of Mine Permits (DMP) requires a groundwater user survey to be conducted in and within 1,000’ of the permitted boundary. Issuance of the permit requires DMP to write a Cumulative Hydrologic Impact Assessment (CHIA). These items were completed for permitted areas within the HUR.

7.3GEOTECHNICAL INFORMATION

No geotechnical data is available for the HUR area.

8.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

8.1SAMPLE PREPARATION AND ANALYSIS

Prior to sending samples to the laboratory for analysis, company representatives prepare samples for transport. This includes a sample request form, which has information such as sample ID, depths and requested analyses to be performed. The sample request form is placed securely inside the sample container. If the sample is rock core, the core remains sealed in plastic bags inside the core box provided by the drilling contractor. The core box is secured using heavy duty packing tape. Company representatives then arrange for sample pick up by a representative of the laboratory selected to perform the analyses. Rigorous quality control and quality assurance standards are strictly adhered to throughout the sampling and analysis process.

Sample analysis for the HUR is currently conducted by either of two laboratories: Standard Laboratories and SGS, North America, Inc. Standard Laboratories has two facilities that analyze samples from the HUR. One laboratory is located in Evansville, Indiana and the other in Freeburg, Illinois. The laboratory in Freeburg, Illinois is an ISO/IEC 17025 accredited laboratory. The laboratory in Evansville, Indiana, while not accredited, according to a formal statement from its senior management “operates in compliance with International Standard ISO/IEC 17025 General Requirements for Competence and Testing and Calibration Laboratories.” SGS North America, Inc. has an office in Henderson, Kentucky and is accredited by A2LA under ISO/IED 17025. Their certification number is 3482.03.

Both laboratories prepare, assay, and analyze samples in accordance with approved ASTM international standards. Previous drilling programs used Commercial Testing and Engineering, Dickinson Laboratories, and others for coal quality analyses.

Typical coal quality analyses include the following:

/	Ultimate Analysis using ASTM Method D5373 for percent nitrogen, carbon and hydrogen and ASTM D3176 for the determination of percent oxygen.
/

Mineral Analysis of Ash using ASTM Method D4326 or D6349 for measuring percent silicon dioxide, aluminum dioxide, ferric oxide, calcium oxide, magnesium oxide, potassium oxide, sodium oxide, titanium dioxide, phosphorus pentoxide, magnesium dioxide, barium oxide, strontium oxide, sulfur trioxide.

/

Proximate Analysis using ASTM Method D5865 for the determination of thermal caloric value in BTU/LB. ASTM Method D3174/D7582 is used for the determination of percent ash. ASTM Method D4239 is used for measuring percent sulfur. Method D3175 is used to determine percent volatiles and ASTM D3172 is used to determine percentage of fixed carbon. Total Moisture is determined by ASTM Method D3302.

/

Ash Fusion Temperatures are determined using ASTM Method D1857, Sulfur Forms are determined using ASTM Method D2492 and Water-Soluble Alkalis are determined using ASTM Method C114 Mod. The Free Swelling Index is determined using ASTM Method D720.

/	The Hardgrove Grindability Index (HGI) is measured using ASTM Method D409 (M) and the percent Equilibrium Moisture is determined using ASTM Method D1412.

/

Trace element analysis to include Antimony, Arsenic, Barium, Beryllium, Boron, Bromine, Cadmium, Chlorine, Chromium, Cobalt, Copper, Fluorine, Germanium, Iodine, Lead, Lithium, Manganese, Mercury, Molybdenum, Nickel, Selenium, Silver, Strontium, Thallium, Tin, Uranium, Vanadium, Zinc and Zirconium. ASTM Method D6357, D4208, D3761, D3684 or D6722 are typically used.

Other parameters include Silica Value, Base/Acid Ratio, T250 Temperature, Slagging/Fouling Index, and Alkalis as Sodium Oxide, Dry basis.

The HUR has sufficient drilling across the extent of the resource to identify general trends in coal quality. Most of the data comes from samples collected from core drilling.

8.2QUALITY CONTROL/QUALITY ASSURANCE (QA/QC)

No significant disruptions, issues, or concerns have ever arisen as a result of processing or laboratory error. Therefore, it’s reasonable to assume that the quality assurance actions employed by these laboratories are adequate to provide reliable results for the requested parameters.

8.3OPINION OF THE QUALIFIED PERSON ON ADEQUACY OF SAMPLE PREPARATION

No significant disruptions, issues, or concerns have ever arisen as a result of sample preparation. Therefore, it’s reasonable to assume that sample preparation, security, and analytical procedures in place are adequate to provide a reliable sample in which requested parameters can be analyzed.

The QP is of the opinion that the sample preparation, security, and analytical procedures for the samples supporting the resource estimation work are adequate for the statement of mineral resources. Results from different laboratories show consistency and nothing in QA/QC demonstrates consistent bias in the results.

9.0 DATA VERIFICATION

9.1SOURCE MATERIAL

A detailed geologic database is maintained for the HUR and is used to develop several types of maps used to predict the mineability and coal quality of the WKY11, WKY7, and WKY6. Data verification of the accuracy of this database is conducted on a regular basis by company engineers and geologists. This includes a detailed review of seam correlation, coal quality data, and lithologic information of all exploration drill holes.

RESPEC was provided with e-log data for all new holes or data obtained since 2016. RESPEC compared 20% of those e-logs to the Carlson database. RESPEC also verified the thickness and quality grids. As part of the verification process, a new thickness grid was created from the database, and that resultant grid compared to the HUR model using Carlson grid file utilities.

9.2OPINION OF THE QUALIFIED PERSON ON DATA ADEQUACY

Based on the verification of the HUR data by the QP and the review of prior database audits, the QP deems the adequacy of the HUR data to be reasonable for the purposes of developing a resource model and estimating resources and subsequent reserves.

10.0 MINERAL PROCESSING AND METALLURGICAL TESTING

10.1ANALYTICAL PROCEDURES

There is sufficient drilling across the extent of the HUR to identify general trends in coal quality. Most of the data comes from samples collected from core drilling.

10.2REPRESENTATIVE SAMPLES

The parameters analyzed for the HUR are adequate to define the characteristics necessary to support the marketability of the coal.

10.3TESTING LABORATORIES

The samples collected during previous drilling programs conducted by various companies were analyzed at various regional laboratories including Commercial Testing and Engineering and the Island Creek Coal Western Kentucky Division-laboratory.

Currently, samples are analyzed for the HUR by either of two laboratories, Standard Laboratories and SGS, North America, Inc. Standard Laboratories has two facilities that analyze samples from the HUR. One laboratory is located in Evansville, Indiana and the other in Freeburg, Illinois. The laboratory in Freeburg, Illinois is an ISO/IEC 17025 accredited laboratory. The laboratory in Evansville, Indiana, while not accredited, according to a formal statement from its senior management “operates in compliance with International Standard ISO/IEC 17025 General Requirements for Competence and Testing and Calibration Laboratories.”

SGS North America, Inc. has an office in Henderson, Kentucky and is accredited by A2LA under ISO/IED 17025. Their certification number is 3482.03. Both laboratories provide unbiased, third-party results and operate on a contractual basis.

No significant disruptions, issues, or concerns have ever arisen as a result of processing or laboratory error. Therefore, it’s reasonable to assume that using these laboratories should provide assurance that the data processing and reporting procedures are reliable.

A series of washability tests were performed for the HUR to develop washability curves. These curves predict coal qualities and recoveries at different specific gravities. The results from the coal quality sampling program are adequate to determine the specification requirements for customers located in both the domestic and export markets.

10.4OPINION OF QUALIFIED PERSON ON DATA ADEQUACY

It is the opinion of the QP that the coal processing data collected from these analyses is adequate for modeling the resources for marketing purposes. All analyses are derived using standard industry practices by laboratories that are leaders in their industry.

11.0 MINERAL RESOURCE ESTIMATES

11.1DEFINITIONS

A mineral resource is an estimate of mineralization, considering relevant factors such as cut-off grade, likely mining dimensions, location, or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Mineral resources are categorized based on the level of confidence in the geologic evidence. According to 17 CFR § 229.1301 (2021), the following definitions of mineral resource categories are included for reference:

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. An inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability. An inferred mineral resource, therefore, may not be converted to a mineral reserve.

An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. An indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource and may only be converted to a probable mineral reserve. As used in this subpart, the term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.

A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. As used in this subpart, the term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity.

11.2LIMITING FACTORS IN RESOURCE DETERMINATION

Resources in the WKY6, WKY 7, and WKY11 seams are delineated based on the following limitations:

/	Mineable thickness
/	Marketable quality
/	Structural limits, such as faults or sandstone channels, existing mining, and subsidence protection zones
/	Government and social approval

11.2.1MINEABLE THICKNESS

Thicknesses are extracted from the database to create a geologic model. Grids are created using an inverse distance algorithm using a weighting factor of three. The ranges of coal seam thickness within the resource area are as follows: WKY11 from 3.2 feet to 6.0 feet, WKY7 from 3.9 feet to 6.0 feet, and the WKY6 from 4.0 to 5.9 feet.

11.2.2MARKETABLE QUALITY

The primary source coal quality data is from core holes drilled for the purpose of coal exploration. The qualities that are of primary interest are ash, sulfur, and BTU. These qualities affect the value of the coal. The table below summarized the values and ranges of each in the geologic database. The range of critical qualities in the database indicates that the coal in all four seams is within marketable limits. The potential resource areas are considered to meet the quality standard and no further consideration or analyses of these parameters are made. All resource estimates include average anticipated values for ash, sulfur, and BTU.

Values in Table 11-1 are dry basis qualities based on laboratory analysis of core samples. Marketable qualities will reflect moisture and adjustments for plant variability.

Table 11-1. Qualities at 1.5 Specific Gravity – Dry Basis

Seam	Quality	Number of samples	Average	Minimum	Maximum	Standard Deviation
WKY11	Ash	132	7.12	5.39	11.36	1.09
WKY11	Sulfur	132	3.24	2.59	4.22	0.30
WKY11	BTU	132	13,376	12,667	13,728	181.97
WKY7	Ash	60	8.07	6.01	10.15	0.83
WKY7	Sulfur	60	2.38	1.08	3.16	0.40
WKY7	BTU	60	13,399	13,037	13,752	154.71
WKY6	Ash	35	7.61	5.99	9.38	0.88
WKY6	Sulfur	35	2.65	2.01	4.02	0.42
WKY6	BTU	35	13,483	13,062	13,902	189.93

Marketable qualities are expected to range around 7.2-9.0% ash, 2.5-3.2% sulfur, and 11,400-11,700 BTU on an as received basis.

Significant faulting is identified in the region and creates the boundary of the resource in some areas. Coal thicknesses throughout the entire resource area are considered to be of mineable thickness for the room and pillar methods.

The northern boundary for the seams in the resource is the Ohio River. The WKY6 resource is bound on the east by the Ohio River and on the south and southwest by the cutoff minimum mining thickness of four feet. The northwest boundary of the WKY6 resource is stopped to protect the overlying WKY7 resources.

The WKY7 resource is bound on the north and west by the Ohio River. The southern boundary is defined by a set of faults running east-west. The eastern boundary is based on the cutoff minimum mining thickness of four feet.

The WKY11 resource is bound on the west by the Ohio River and along the south by a set of mostly east-west faults. The eastern boundary is based on the cutoff minimum mining thickness of four feet.

There are several existing underground mines that limit the interior extent of the resource.

11.2.3GOVERNMENT AND SOCIAL APPROVAL

There are no known limitations to obtaining any required permits within the HUR area. There are several existing mining permits within the HUR area. Modifications or revisions may be required to any existing permits under which future coal operations are conducted within the HUR area. Historically, mining permits within the HUR area can be obtained, amended, or revised as needed. The public is notified of significant permitting actions and may participate in the permitting process.

11.3CLASSIFICATION RESOURCES

11.3.1CLASSIFICATION CRITERIA

The identified resources are divided into three categories of increasing confidence: inferred, indicated, and measured. The delineation of these categories is based on the distance from a known measurement point of the coal. The distances used are presented in USGS Bulletin 1450-B, “Coal Resource Classification System of the U.S. Bureau of Mines and U.S. Geological Survey.” These distances are presented in Table 11-2.

Table 11-2. Coal Resource Classification System

Classification	Distance from measurement point
Measured	<1,320’
Indicated	1,320’ – 3,960’
Inferred	3,960’ – 15,840’

These distances for classification division are not mandatory. However, these values have been used since 1976, have proven reliable in the estimation of coal resources, and are considered reasonable by the QP.

11.3.2USE OF SUPPLEMENTAL DATA

Due to the continuity of coal seams in the Illinois Basin, mineability limits are the most important factor in resource assessment. Information from oil and gas well e-logs in the vicinity are used as supplemental data to confirm thickness trends, identify structural limits, and characterize adverse geologic conditions. Coal thickness grids are generated from drill hole information, mine measurements, channel samples, and a subset of high-quality oil and gas well e-logs. These are data points in which the company has a high degree of confidence in thickness measurement. This is the data used to generate the model for planning. The combined information increases the overall reliability of the resource estimate, and all data points are included within the classification system.

11.4ESTIMATION OF RESOURCES

Resource estimates are based on a database of geologic information gathered from various sources. The sources of this data are presented in Section 7 of this report. Thickness and quality data are extracted from the database to create a model using Carlson’s Geology module. The model consists of a set of grids, generated using an inverse distance algorithm with a weighting factor of three. In addition to the thickness and quality data, seam recovery is modeled. Quality data and recovery rates are determined through a set of tests generating washability curves. The qualities and seam yield are based on a specific gravity of 1.5. This is consistent with the wash gravity at the nearby River View operation. The qualities and recovery at a 1.5 specific gravity are added as attributes to the applicable drill holes from which samples were collected. Those values are then modeled using Carlson, gridding these attributes using the inverse distance algorithm with a weighting factor of three.

Extraction of the resources is expected to be by room and pillar methods. The approved ground control plan in the adjacent mine results in a 48% mining recovery of the in-place reserves. This mining recovery is applied to the in-place coal estimates for the WKY11. The mining recovery in the WKY7 and WKY6 seams is reduced to 45% to account for larger pillar sizes which will be required to provide adequate roof support at the increased depth of these seams.

The coal testing included density calculations. The average in-situ density of 82.6 lbs/cubic foot for these seams was used for resource estimation. This value is within the expected range of coal density.

All coal tonnages are reported as clean controlled coal. Carlson’s Surface Mine Module is used to estimate in-place tonnages, qualities, and average seam recovery within a set of polygons. These polygons are the result of the intersection of polygons outlining property boundaries, adverse mining conditions, mining method, mine plan boundaries, and resource classification boundaries. The Carlson results are exported to a database, which then applies the appropriate percent ownership, mine recovery, and seam recovery. The basic calculation is:

Tons = Area * Thickness * Density * Mine Recovery * Seam Recovery * Percent Ownership

Table 11-3. Summary of Recoverable Coal Resources as of December 31, 2023

Reserve Category / Seam	Controlled Recoverable (1,000 tons)	Sulfur (%)	Ash (%)	BTU
WKY11 Seam
Measured	53,865	3.29	7.30	13,339
Indicated	39,457	3.16	7.74	13,309
Inferred	298	3.10	8.20	13,274
WKY11 Total	93,620	3.24	7.49	13,326
WKY7 Seam
Measured	50,028	2.42	8.04	13,329
Indicated	89,623	2.34	7.98	13,340
Inferred	30,532	2.10	7.76	13,432

WKY7 Total	170,184	2.32	7.96	13,353
WKY6 Seam
Measured	23,392	2.89	8.02	13,293
Indicated	98,848	2.94	8.13	13,275
Inferred	26,684	3.09	8.21	13,257
WKY6 Total	148,924	2.96	8.13	13,275
Total Resources	412,728

Values in Table 11-3 are on a washed, dry basis.

The EIA reported the average weekly coal commodity spot price range in 2023 for Illinois Basin coal (the EIA price) of $44.25/ton to $140.00/ton (11,800 Btu, 5.0 lbs. SO2 basis). The reference price used in the economic analysis is $58.80 which is based on the QP’s review of historical pricing and proprietary third-party coal price forecasts provided by Alliance. Mining and processing costs along with general and administrative costs were estimated. Table 11.4 shows the economic basis for the estimate of each seam in real 2023 U.S. dollars.

Table 11-4. Economic Basis for Estimates (US$/ton)

Seam	No.11	No.7	No.6
Revenues	$58.80	$58.80	$58.80
Mining and Processing Costs	$38.40	$35.95	$38.40
General & Administrative Costs	$0.62	$0.55	$0.62

11.5OPINION OF QUALIFIED PERSON

It is the QP’s opinion that the risk of material impacts on the Resource estimate is low. Access to the HUR is available from an active operation or through the redevelopment of inactive mine sites. Mining practices for operations of the type anticipated are well established.

Please refer to Item 1A of the ARLP 10-K regarding the significant risks involved in investment in Alliance, including HUR, and the coal industry in general. It is the QP’s opinion that the following technical and economic factors have the most potential to influence the economic extraction of the resource:

/	Skilled labor – This site is located near a populated area, which has a history of coal mining.
/	Environmental Matters
»	Greenhouse gas emission Federal or State regulations/legislation
»	Regulatory changes related to the Waters of the US
»	Air quality standards

/

Regional supply and demand – Although the US electric utility market has moved to natural gas and renewals to provide a higher percentage of electricity production, coal will continue to serve as baseload fuel source. US coal companies are also now more actively competing in the export market.

The potential for changes in the circumstances relating to these factors influencing the prospect of economic extraction exists and could materially adversely impact economic extraction of the resource.

12.0 MINERAL RESERVES ESTIMATES

This section is not applicable. No reserves are reported.

13.0 MINING METHODS

Though no reserves are reported, conceptual underground mining operations would use room and pillar methods similar to other mines in the area.

14.0 PROCESSING AND RECOVERY METHODS

Though no reserves are reported, conceptional processing methods would use heavy media separation similar to other mines in the area.

15.0 INFRASTRUCTURE

This section is not applicable. No reserves are reported.

16.0 MARKET STUDIES

This section is not applicable. No reserves are reported.

17.0 ENVIRONMENTAL

This section is not applicable. No reserves are reported.

18.0 CAPITAL AND OPERATING COSTS

This section is not applicable. No reserves are reported.

19.0 ECONOMIC ANALYSIS

This section is not applicable. No reserves are reported.

20.0 ADJACENT PROPERTIES

20.1WEST KENTUCKY NO. 11 SEAM

The Ohio 11 mine lies to the north and east of the WKY11 resources associated with the Hamilton areas, with the River View No.11 mine to the northeast. The Corydon resources are bounded by the closed Camp mines to the south and the closed Highland No.11 mine to the southwest. The active River View No.11 mine lies to the west.

20.2WEST KENTUCKY NO. 7 SEAM

There are no adjacent mines or properties to the WKY7.

20.3WEST KENTUCKY NO. 6 SEAM

There are no adjacent mines or properties to the WKY6.

There are no active properties in the area other than the RVC.

21.0 OTHER RELEVANT DATA AND INFORMATION

All data relevant to the supporting studies and estimates of mineral resources have been included in the sections of this TRS. No additional information or explanation is necessary to make this TRS understandable and not misleading.

22.0 INTERPRETATION AND CONCLUSIONS

22.1INTERPRETATIONS AND CONCLUSIONS

The QP has reached a conclusion concerning the HUR resource based on data and analysis summarized in this TRS that the coal seams have reasonable prospects for economic extraction when considering relevant factors such as cut-off grade, likely mining dimensions, location, and continuity, that, with the assumed and justifiable technical and economic conditions, are likely to, in whole or in part, become economically extractable. HUR contains an estimated 412.7 million clean tons of resources.

22.2RISKS AND UNCERTAINTIES

It is the QP’s opinion that risks to resource estimate are low. The analysis of the resources used the same methodology used in the past. Given the reliability of past mining plans within and adjacent to the resource area, it is a reasonable conclusion that future mining plans can be developed and executed. However, market uncertainty associated with government regulations could result in earlier retirements of coal-fired electric generating units and delay or prevent development of the HUR. This could negatively affect the demand and pricing for coal. Please refer to Alliance Resource Partners, L.P. Form 10-K 1A, for a complete listing of risk factors that may affect this resource.

23.0 RECOMMENDATIONS

The recommendations for HUR are as follows:

/	Continue acquiring mining rights where advantageous to do so
/	Continued maintenance of existing permits
/	Continue current exploration plan

24.0 REFERENCES

Greb, Stephen F; Williams, David A; and Williamson, Allen D. (1992)” Geology and Stratigraphy of the Western Kentucky Coal Field”. Kentucky Geological Survey Bulletin. 3

https://uknowledge.uky.edu/kgs_b/3

U.S. Energy Information Administration (EIA). (2023). Coal Markets. Retrieved from https://www.eia.gov/coal/markets/

25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

Table 25-1 summarizes the information provided by the registrant for matters discussed in this report, as permitted under §229.1302(f) of the SEC S-K 1300 Final Rule.

Table 25-1. Summary of Information Provided by Registrant

Category	Report Item/ Portion	Disclose why the Qualified Person considers it reasonable to rely upon the registrant
Macroeconomic trends	Section 19	N/A This section is not applicable. No reserves are reported.
Marketing information	Section 16	N/A This section is not applicable. No reserves are reported.
Legal matters	Section 17	N/A This section is not applicable. No reserves are reported.
Environmental matters	Section 17	N/A This section is not applicable. No reserves are reported.
Local area commitments	Section 17	N/A This section is not applicable. No reserves are reported.
Governmental factors	N/A	N/A

APPENDIX A
RESOURCE MAP

A-1